October 18, 2005


Mr. Michael Fay
Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, DC 20549

Re:  Neptune Industries, Inc.
       Form 10-KSB for the year ended June 30, 2005
       Filed September 1, 2005
       File No. 000-32691

Dear Mr. Fay:

	In response to your letter dated October 13, 2005, providing the staff?s comments to the Form 10-KSB filed by Neptune Industries, Inc. for the fiscal year ended June 30, 2005, we have reviewed the comments and will undertake the additional, expanded disclosure recommended in comments 1 through 10 in all future filings by Neptune Industries, Inc. Further, in connection with this response to the staff comments, Neptune Industries, Inc. (the ?Company?) acknowledges that:

          - The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	With regard to the specific comments in your letter, we further respond as follows:

Management Discussion and Analysis, page 13

Results of Operations, page 15

1. 	With respect to the current negative gross margin on sales, the
Company will modify the discussion of Cost of Sales under Results of Operations in all of its future filings with the Commission by adding the following language:


     Negative Gross Margins

The Company currently has negative gross margins on sales due in part to a lack of sufficient infrastructure/production facilities to house sufficient inventory to accommodate the seven to ten month growth cycle for the inventory of fish on the farm. Our current fish farming operations are relatively small in scope, at approximately 230,000 lbs of production per year. The Company?s operations have experienced a higher relative cost of sales due to our inability to purchase in larger quantities, overall price increases for fingerling stock, and operational size limitations. In order for these conditions to change, our operations must capitalize on the inherent benefits of economies of scale in significant cost items such as fingerlings, feed and oxygen. Management has detailed expansion plans to add further infrastructure to the existing forty-eight acre farm site to expand our production significantly. This planned expansion depends on our ability to raise additional capital for expansion and working capital. The Company intends to undertake a private offering of additional common shares during the quarterly period ending December 31, 2005 for up to $2.5 million in additional capital, but there can be no assurance that such an offering will be made as planned or, if made, that we will be able to raise the additional working capital needed for this expansion.

2.	With respect to the significant changes in our inventory amounts, the
Company will modify the discussion of Cost of Sales under Results of Operations in all of its future filings with the Commission by adding the following language:

     Inventory Fluctuations

The Companys hybrid striped bass is produced under the continuous culture rather than the batch culture production method. Continuous culture ensures that product becomes ready for market each week, as opposed to an entire crop being harvested at a single point in time. Accordingly, certain tanks are emptied monthly, and subsequently re-stocked with fingerlings (small, juvenile fish). Due to the very small size of the fingerlings (60 to 300 fish to the pound), tanks can be stocked with a significantly larger number of fish than can be grown to maturity in a similar sized tank. As the juvenile fish grow, they are dispersed to multiple tanks to grow to market size. Therefore, at certain times during the year, the inventory varies significantly depending upon the ratio of fingerlings to mature fish in stock. We carry over seven months of inventory due to the seven to ten month growth period for the fish stock and our practice of introducing new fingerlings to the production base at regular intervals, so that we are able to produce mature fish for sale every week. This results in an average inventory age of about six months.

Liquidity and Capital Resources, page 16

3.		The material terms of the management agreement with South
Florida Aquaculture, Inc. were described under Note 8. Related Party Transactions, under Notes Payable, as follows:

In May 2001, Blue Heron entered into a security agreement with South Florida Aquaculture, Inc., a Florida corporation, which is a 5% owner of Blue Heron, for the purchase of certain business assets in the amount of $200,222. A payment was made at signing in the amount of $27,000, leaving a balance of $173,222. At June 30, 2005 and 2004, notes payable consists of the following:

			                                             2005
	2004
Note payable for business assets, payable in
total monthly installments of $4,282 bearing
interest at 8.5% and 10%, secured by business
assets, due June 2005	                                   $	-     	$
	52,949

Less current portion	                                    (	-    )	(
	52,949)

Long-term portion	                                         $	-     	$
-

The amount referenced above of $173,222 was a four year note. As of June 30, 2005, the Company paid off this promissory note in its entirety, and has no further material commitment to South Florida Aquaculture, Inc. under the agreement. Accordingly, there does not appear to be any additional disclosure required in future filings with respect to this matter.

Other material commitments of the Company, described in Notes 8 and 10 of our financial statements, will be added to the discussion of Liquidity and Capital Resources in all future filings with the Commission, generally as follows:

     Material Commitments

Our material commitments are as follows:

Note payable to bank, due June 2007, payable in monthly installments of $302, including interest at 7.54 percent, secured by a vehicle. The principal balances on this note as of June 30, 2005 and 2004, were $6,976 and $9,968, respectively.

Three year lease contract for a 2004 GMC truck, payable in the amount of $596 per month until March, 2007.

Three year lease contract for a 2004 GMC truck, payable in the amount of $552 per month until March, 2007.

The Company has a supply contract with Air Gas South, Inc. for oxygen tank rentals. The contract is for a five year period ending in March, 2007 and provides for a monthly lease payment of $846.

In December 2003, the Company executed two promissory notes, each in the principal amount of $50,000, to two unrelated third parties. Each note is due on December 12, 2005 and includes interest payable at a rate of 10% per annum. Upon signing of the notes, each lender received one hundred thousand (100,000) restricted common shares of the Company. Accrued interest on these notes was $15,000 as of June 30, 2005 and was included in accrued
interest.   On August 24, 2005, one of these promissory notes, plus accrued interest, was converted to 116,666 shares of common stock and a warrant to purchase an additional 58,333 common shares at a purchase price of $0.75 per share for a period of three years

Beginning in February, 2002, the Company issued a series of five convertible notes to one of its shareholders, totaling $95,000 in principal amount. In December 2003, the Company repaid $20,000 of the principal amount, and another $20,000 was converted to common stock in July 2004, leaving a balance of $55,000 still due on the remaining notes. One note for $20,000 is due in December, 2005, and second note for $25,000 and a third note for $10,000, were extended to September 1, 2005. Accrued interest on these notes was $4,141 at June 30, 2005 and was included in accrued interest. All of the notes bear interest at 10 percent per annum, except the $10,000 note, which is at 15 percent per annum. On August 23, 2005, the balance due on these notes of $55,000 was converted into 119,740 shares of common stock and a warrant to purchase an additional 59,870 common shares at a purchase price of $0.75 per share for a period of three years

In July, 2004, the Company executed a Convertible Note for $25,000 to a shareholder of the Company. The note is due on July 28, 2006. Accrued interest on this note was $2,292 at June 30, 2005 and was included in accrued interest.

On June 21, 2005, the Company executed a $100,000 Subordinated Convertible Bridge Note payable to an existing shareholder of the Company, due on October 21, 2005, with interest accruing at a rate of 10 percent per annum. This note included 50,000 warrants to purchase shares of common stock at an exercise price of $0.50 per share for a period of three years from the date of the note. Additionally, the holder has the right to convert the note to shares of common stock and warrants of the Company on the basis of $0.50 per unit, with each unit made up of one share of common stock and one-half of a warrant to purchase a share of commons tock at $0.75 per share for a period of three years. .

During the fiscal year ended June 30, 2002, the Company entered into an agreement to retire the outstanding preferred stock held by our officers, Messrs Papadoyianis and Cherch, in exchange for $100,000. The Company paid $30,000 of this amount at that time and the remaining $70,000 was converted to a note payable accruing interest at a rate of 8 percent per year. Accrued interest on this note was later converted to preferred stock.

The Company previously entered into an employment agreement, with its aquaculture facilities manager, through October 31, 2005, that provided for a minimum annual salary of $35,000. In July 2005, the employment agreement was renewed, effective November 1, 2005, for another four years through October 31, 2009, and provides for a minimum annual salary of $42,000.

Also in March 2005, the Company retained the services of The Eversull Group, Inc. an investor relations company. The one year agreement beginning April 1, 2005, provides for payment of $2,000 per month, and 41,667 shares of restricted common stock for a total agreed value of $12,500 for investor relations services. The accrued monthly payment of $6,000 due as of June 30, 2005, was included in accounts payable.

In May 2005, the Company retained the services of Equity Communications, LLC, a financial public relations company. The one year agreement for services provided for payment of $6,000 per month and options to purchase 83,334 shares of common stock at $0.90 per share, and another 83,334 shares of common stock at $0.54 per share, for a period of five years. The accrued monthly amount of $12,000 due as of June 30, 2005, was included in accounts payable. This agreement was terminated by mutual agreement of the parties as of September 27, 2005, and all accrued compensation due in cash or options was also canceled, with no further obligation by the Company.

      The Company expects to pay for its material commitments listed from revenues from its current operations as well as from additional capital expected to be raised by the from a planned private offering of common stock for up to $2.5 million in the final calendar quarter of 2005. There can be no assurance that the Company will be able to raise the additional capital as needed or to continue its current operations unless such additional capital is secured by the Company.

4.	The Companys current expansion plans are described under Item 6,
Management Discussion, (pgs 13-15) in the filing. In all future filings with the Commission, we will expand our discussion by inserting the following language before Other Areas of Development:

The Company has identified three phases for the expansion of its Florida City, Florida site. Management proposes to utilize approximately $600,000 of the proceeds of a planned private offering of its common stock on physical improvements, equipment, and working capital to expand the Blue Heron South Farm in the first of the three phases of development.

Approximately two acres of the South Farm site of six acres, have been designated for a Phase I expansion. Management intends to utilize this area for hybrid striped bass grow-out production. The successive addition of over thirty, above-ground circular tanks should provide an additional 400,000 pounds per year of production. Capital investment for this Phase I two acres parcel development of the South Farm has been estimated at $600,000. Following the completion of this expansion, management intends to embark on the successive renovation of the remaining four acres of the South Farm site (Phases II and III). The capital investment for this expansion has been estimated at $1,000,000, and would result in an additional 700,000 to 1,000,000 pounds of production per year.

The Company intends to offer common shares and warrants to acquire additional common shares under a private offering during the fourth calendar quarter of 2005. Although not finally fixed, the Company expects the offering to be for up to $2.5 million in additional capital, at an offering price of $0.50 per unit, with each unit consisting of one share of common stock and a one-half of a warrant to acquire an additional; share of common stock at a price of $0.75 per share for a period of three years.
Any offer or sale of a unit, if made, will be made only pursuant to a private offering memorandum to be prepared by the Company, and only to accredited investors. There can be no assurance that such an offering will be made, or, if made, that such an offering will be successful, or that the Company will be able to raise the additional capital needed to continue and expand its operations.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-2

5.	The Company believes that its inventory is recoverable because there are expenses included in cost of goods sold that have an indirect relation to sales, such as depreciation and utilities, which would not be cost effective to break out to general administrative expenses. Our gross losses to date are attributable primarily to the fact that we are still building our customer base to grow our revenues.

6.	The majority of our equipment is comprised of water towers and pumps constructed by Company personnel, and waterways built into the ground.
These towers were constructed in 2001 and the raceways were also acquired in 2001. We provide all maintenance of these towers ourselves. These assets are permanently attached to the property and, therefore, may not be sold separately, but only as a part of the business. For purposes of SFAS 144, we have estimated the recoverability of our equipment to be $2,367,792, based on an increase in sales of 5 percent per year for the next five years, which amount is in excess of the current carrying value of our fixed assets of $561,323.

Note 1: Summary of Significant Accounting Principles, page F-8

Basis of Presentation, page F-8

7.	As discussed in ARB 51 at paragraph 15, In the unusual case in which losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest should be charged against the majority interest, as there is no obligation of the minority interest to make good such losses. However, if future earnings do materialize, the majority interest should be credited to the extent of such losses previously absorbed.

Minority interest losses exceed the minority interest in the equity capital and, therefore, have been charged against the majority interest in our financial statements. In all future filings with the Commission, we will expand our disclosures in Footnote 1 under Basis of Presentation, to explain this treatment.

Revenue Recognition, page F-9

8.	The Company recognizes revenue when the product is shipped to customers. Some customers pick up the product at the farm, in which case, the date the product is picked up by the customer is considered the date of shipment, and revenue is recognized accordingly. We will modify our discussion of Revenue Recognition in Footnote 1 of our financial statements in all future filings to read as follows:

 Revenue Recognition

Sales revenue is recognized upon the shipment of merchandise to customers or the pick up of merchandise by the customer. Allowances for sales returns are recorded as a component of net sales in the period the allowances are reported.

Inventory, page F-12

9.	In all future filings, we will revise our policy on Inventory disclosure in Footnote 1 of our financial statements to disclose the type of overhead costs capitalized in inventory and how such costs are allocated between inventory and periodic expense. We will also disclose the balances of the four components of inventory (seafood, feed, chemicals and overhead) in all future filings. For the year ended June 30, 2005, the revised disclosure would read as follows:

Inventory
Inventory is stated at the lower of cost (first-in, first-out method) or market. The inventory consists of seafood, feed, chemicals, and overhead costs, such as utilities. Overhead is allocated to inventory based on the number of pounds of fish included in ending inventory.
Inventory at June 30, 2005 and 2004 consisted of the following:

			2005			2004

Seafood	$	114,307	$	94,112
Feed			127,002		78,080
Chemicals		 76,283		44,949
Overhead		 90,242		58,615
               -----------      ------------
		 $    407,834	$    275,756

Other

10.	In all future filings, we will revise Footnote 11 to our financial statements to disclose the terms of our convertible preferred stock, by adding the following:

On  June 6, 2005, the Companys Board approved a 2005 Class A Preferred
Stock Award of 1,500,000 shares to Messrs Papadoyianis and Cherch (750,000 shares each) in exchange for the retirement of $408,121 in long-term liabilities of the Company for accrued salaries and interest owed to them. Pursuant to the certificate of designations establishing the Series A preferred stock, each share of the 1,500,000 shares of currently issued and outstanding Series A preferred stock may be converted into 1.6667 fully paid and nonassessable shares of our common stock, or a total of 2,500,000 common shares. On all matters submitted to a vote of the holders of the common stock, including the election of directors, a holder of shares of the preferred stock is entitled to the number of votes on such matters equal to the number of shares of the preferred stock into which the preferred shares may then be converted. Therefore, the holders of the Class A preferred shares have the power to vote 2,500,000 shares on a par with the common stock.

	Also on June 6, 2005 the Companys Board approved a 2005 Class B Preferred Stock Award of 3,500,000 shares to Messrs Papadoyianis and Cherch (1,750,000 shares each) for the retirement of $175,444 in long-term liabilities to the Company, representing accrued salaries and interest. Pursuant to the certificate of designations establishing Series B preferred stock, each share of the 3,500,000 shares of currently issued and outstanding Series B preferred stock may be converted into 3,500,000 fully paid and nonassessable shares of our common stock. On all matters submitted to a vote of the holders of the common stock, including the election of directors, a holder of shares of the preferred stock is entitled to the number of votes on such matters equal to the number of shares of the preferred stock held by such holder. Therefore, the holders of the Class B preferred shares will have the power to vote 3,500,000 shares on a par with the common stock.

We trust that this letter has responded fully to the staff comments in the letter dated October 13, 2005. We understand and acknowledge that the staff may have additional comments to our filing, whether based on this response or on a further review of our original filing by the staff. We look forward to responding to any additional comments.

Sincerely,

/s/ Robert Hipple
-----------------------
Robert Hipple
Chief Financial Officer
Neptune Industries, Inc.

11